News from Xerox Holdings Corporation

Filed by Xerox Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HP Inc.

(Commission File No. 001-04423)

Xerox Holdings Corporation

201 Merritt 7

Norwalk, CT 06851-1056

tel +1-203-968-3000

Xerox to Nominate Full Slate of Directors for Election at HP’s 2020 Annual Meeting

Slate comprised of former C-suite executives with financial and operational experience on a global scale across numerous industries

Nominees include current or former board members from Ally Financial, American Airlines, Cognizant Technology Solutions, Jefferies, Wynn Resorts and more

NORWALK, Conn., Jan. 23, 2020 — Xerox Holdings Corporation (NYSE: XRX) (“Xerox”) announced today it has provided notice to HP Inc. (NYSE: HPQ) (“HP”) that it intends to nominate 11 independent candidates to replace HP’s Board of Directors at HP’s 2020 Annual Meeting of Stockholders.

The slate to be nominated includes former senior executives from dozens of the world’s leading companies, including Aetna, United Airlines, Hilton Hotels, Novartis, Verizon and more. The candidates were chosen because of their expertise overseeing and executing significant company transformations and combinations, with demonstrated track records of creating value for shareholders.

“HP shareholders have told us they believe our acquisition proposal will bring tremendous value, which is why we lined up $24 billion in binding financing commitments and a slate of highly qualified director candidates,” said John Visentin, Vice Chairman and Chief Executive Officer of Xerox. “We believe HP shareholders will be better served by a new slate of independent directors who understand the challenges of operating a global enterprise and appreciate the value that can be created by realizing the synergies of a combination with Xerox.”

Nominees

Xerox’s Director nominees are:

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Betsy Atkins: Betsy Atkins was previously Chair and CEO of Clear Standards, a software company acquired by SAP in 2009. She also co-founded Ascend Communications, which was acquired by Lucent Technologies in 1999 for $23 billion. Today, she is Chief Executive Officer of Baja Corporation, a venture capital firm she founded to make seed investments in technology, energy and life sciences companies. Ms. Atkins serves on the Boards of Wynn Resorts and SL Green Realty and previously served on the Boards of Schneider Electric, Cognizant Technology Solutions, HD Supply Holdings and Darden Restaurants, among others. She is a venture capital investor, three-time CEO and expert on corporate governance and board oversight, having written two books on the subject (Be Board Ready: The Secrets to Landing a Board Seat and Being a Great Director and Behind Boardroom Doors: Lessons of a Corporate Director).

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George Bickerstaff: George Bickerstaff is currently co-founder and Managing Director of M.M. Dillon & Co., a leading healthcare and technology boutique investment bank. Prior to co-founding M.M. Dillon, he had a successful career as a corporate executive in the technology and healthcare industries, most recently as the Chief Financial Officer of Novartis Pharma AG. He currently serves on the Boards of Axovant Sciences and Innoviva, among others, and previously served on the Board of ARIAD Pharmaceuticals, which was acquired by Takeda for $5.2 billion in 2017. Mr. Bickerstaff brings financial and operational experience in the healthcare, pharmaceutical and information technology industries, along with expertise in accounting and regulatory matters and insight into the views of shareholders, investors, analysts and others in the financial community.

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Carolyn Byrd: Carolyn Byrd is Chair and Chief Executive Officer of GlobalTech Financial, which she founded in 2000 after a long career at The Coca-Cola Company. She currently serves on the Board of Regions Financial Corporation and has previously served on the Boards of, among others, Freddie Mac, Popeyes Louisiana Kitchen and the St. Paul Companies, which merged with Travelers in 2003 to create the second largest business insurer in the U.S. Ms. Byrd has held many positions in which she was responsible for key managerial, strategic, financial and operational decisions. In 2018, she was named one of the “2018 Most Influential Corporate Directors” by WomenInc.

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Jeannie Diefenderfer: Jeannie Diefenderfer spent 28 years at Verizon, where, among other things, she led the integration of GTE into Bell Atlantic after GTE was acquired in an all-stock deal valued at $52.8 billion. She now advises Boards and Chief Executive Officers as founder and Chief Executive Officer of consulting firm courageNpurpose. She currently serves on the Board of Windstream Holdings, is Vice Chair of the Board of Trustees of Tufts University and is a member of the Workforce Development & Support Advisory Panel at the U.S. National Security Agency, where she advises on workforce development and diversity and inclusion. Ms. Diefenderfer has considerable technology expertise as a senior engineer at Verizon and significant experience integrating complex legacy operations.

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Kim Fennebresque: Kim Fennebresque was Chairman, President and Chief Executive Officer of Cowen Group for nine years. Prior to Cowen, he led the Corporate Finance and Mergers & Acquisitions departments at UBS and the Investment Banking division at Lazard Freres & Co. He currently serves on the Boards of Ally Financial, BlueLinx Holdings and Albertsons Companies, and he previously served on the Boards of several civic organizations, including the TEAK Fellowship and the Rockefeller Brothers Fund Finance Committee. Mr. Fennebresque has experience evaluating, negotiating and executing complex mergers and acquisitions and overseeing capital allocation and risk-management matters.

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Carol Flaton: Carol Flaton has served as a Managing Director at AlixPartners, a global consulting firm specializing in restructuring, turnarounds, enterprise improvement and digital consulting. She previously held senior positions at Lazard Freres & Co. and Credit Suisse, among others. Her board experience includes EP Energy Corporation and Jupiter Resources. Ms. Flaton has expertise in banking, finance and restructuring across multiple industries, with a focus on companies undergoing complex transformations.

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Matthew Hart: Matthew Hart most recently served as President and Chief Operating Officer of Hilton Hotels until the buyout of Hilton by Blackstone in 2007. He currently serves on the Boards of American Airlines, American Homes 4 Rent and Air Lease Corporation. He previously served on the Boards of U.S. Airways, Kilroy Realty Corporation and America West Holdings, among others. Mr. Hart brings experience as a senior operating and finance executive for several large global companies including Hilton, Walt Disney and Marriott.

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Fred Hochberg: Fred Hochberg was most recently the Chairman and President of the Export-Import Bank of the United States during the Obama administration. Before entering public service, Mr. Hochberg served as, among other things, President and Chief Operating Officer of Lillian Vernon Corporation, a company he transformed from a small private business into an international, publicly traded corporation. Mr. Hochberg’s tenure as the longest ever serving Chairman of the Export-Import Bank of the United States gives him significant expertise and insight into global trade matters, and his experience leading and modernizing large, complex organizations, both in the government and for-profit spheres, provides him with substantial transformation experience.

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Jacob Katz: Jacob Katz was Chairman of Grant Thornton, a leading independent audit, tax and advisory firm. He currently serves on the Boards of Jefferies Financial Group and Herc Holdings. Mr. Katz has executive management and leadership skills gained in many leadership roles at Grant Thornton, including as Chairman, New York and Northeast Managing Partner, and Global Leader of Financial Services. His experience with various industries during his long tenure with Grant Thornton provides him with knowledge in addressing public company financial and accounting matters.

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Nichelle Maynard-Elliott: Nichelle Maynard-Elliott most recently served as Executive Director of Mergers & Acquisitions for Praxair, where, among other things, she helped lead Praxair through its $90 billion merger with the Linde Group in 2018. Ms. Maynard-Elliott currently serves on the Board of Element Solutions, a specialty chemicals company. Ms. Maynard-Elliott has a track record of creating shareholder value by employing financial, legal, mergers and acquisitions and business development expertise.

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Thomas Sabatino, Jr.: Thomas Sabatino, Jr. most recently served as Executive Vice President and General Counsel of Aetna, where he was also a member of its Executive Committee. He has held a number of other General Counsel and executive leadership positions at global companies, including Hertz, Walgreens and United Airlines, where he helped lead the company through its merger with Continental Airlines. He is currently on the Board of Teligent, a pharmaceutical company. Mr. Sabatino brings business acumen and legal expertise in corporate governance, crisis management, mergers and acquisitions and complex litigation resolution.

Citi is acting as Xerox’s financial advisor, and King & Spalding LLP is providing legal counsel to Xerox. Willkie Farr & Gallagher LLP is providing legal counsel to Xerox’s independent directors.

About Xerox

Xerox Holdings Corporation (NYSE: XRX) makes every day work better. We are a workplace technology company building and integrating software and hardware for enterprises large and small. As customers seek to manage information across digital and physical platforms, Xerox delivers a seamless, secure and sustainable experience. Whether inventing the copier, Ethernet, the laser printer or more, Xerox has long defined the modern work experience. Learn how that innovation continues at xerox.com.

Forward-Looking Statements

This communication, and other written or oral statements made from time to time by management contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should”, “targeting”, “projecting”, “driving” and similar expressions, as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Xerox Holdings Corporation (“Xerox”) and HP Inc. (“HP”), including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those proposed; uncertainties as to whether HP will cooperate with Xerox regarding the proposed transaction; the ultimate result should Xerox determine to commence a proxy contest for election of directors to HP’s board of directors; Xerox’s ability to consummate the proposed transaction with HP; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Xerox’s ability to finance the proposed transaction with HP; Xerox’s indebtedness, including the substantial indebtedness Xerox expects to incur in connection with the proposed transaction with HP and the need to generate sufficient cash flows to service and repay such debt; the possibility that Xerox may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate HP’s operations with those of Xerox; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees may be difficult; and general economic conditions that are less favorable than expected. Additional risks that may affect Xerox’s operations and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Xerox Corporation’s 2018 Annual Report on Form 10-K, as well as in Xerox Corporation’s and Xerox Holdings Corporation’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. These forward-looking statements speak only as of the date of this communication or as of the date to which they refer, and Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that Xerox has made for a business combination transaction with HP. In furtherance of this proposal and subject to future developments, Xerox (and, if applicable, HP) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Xerox and/or HP may file with the SEC in connection with the proposed transaction.

Investors and security holders of Xerox and HP are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Xerox and/or HP, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Xerox through the web site maintained by the SEC at www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Xerox and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Xerox’s executive officers and directors in the Current Report on Form 8-K filed by Xerox Holdings Corporation with the SEC on July 31, 2019, the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019 and the Annual Report on Form 10-K for the year ended December 31, 2018 filed by Xerox Corporation with the SEC on February 25, 2019. To the extent holdings of Xerox securities by Xerox’s executive officers and directors have changed from the amounts of securities of Xerox Corporation (the predecessor issuer to Xerox Holdings Corporation) held by such persons as reflected in the prospectus filed by Xerox Holdings Corporation with the SEC on April 23, 2019, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Xerox’s investor relations site at www.xerox.com/investor.

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Media Contact:

Caroline Gransee-Linsey, Xerox, +1-203-849-2359, Caroline.Gransee-Linsey@xerox.com

Investor Contacts:

Ann Pettrone, Xerox, +1-203-849-2590, Ann.Pettrone@xerox.com

Edward McCarthy, D.F. King & Co., Inc., +1-212-269-5550, EMcCarthy@DFKing.com

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